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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2004
MAIL PROCESSING
WASH., D.C. 158 SECTION

SEC FILE NUMBER
8- 301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: King Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1405 Route 18
(No. and Street)

Old Bridge (City) New Jersey (State) 08857 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cucciniello (732) 313-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernath & Rosenberg, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Avenue of the Americas (Address) New York (City) NY (State) 10036-5803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana Cucciniello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of King Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 6, 2008

Geraldine Sergi
Notary Public

Diana
Signature

Executive Vice President, CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KING FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

KING FINANCIAL SERVICES, INC.

CONTENTS

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
KING FINANCIAL SERVICES, INC.

We have audited the accompanying statement of financial condition of KING FINANCIAL SERVICES, INC., a New York corporation as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KING FINANCIAL SERVICES, INC. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
February 18, 2004

KING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$2,680,823
Cash Segregated Under Federal Regulations	1,100,000
Deposits with Clearing Organizations	10,100,000
Receivable from Brokers and Dealers and Customers	117,385
Securities Owned, at Market Value	475,500
Property and Equipment, Net	1,138,115
Other Assets	357,087
TOTAL ASSETS	$15,968,910

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to Brokers and Dealers and Clearing Organizations	$11,952
Payable to Customers	982,981
Payable to Non-Customers	10,818
Accounts Payable, Accrued Expenses and Other Liabilities	269,619
Note Payable Shareholders	260,000
TOTAL LIABILITIES	1,535,370
Subordinated Borrowings	14,140,000
Commitments and Contingencies	
Stockholders' Equity:	
Common Stock, No Par Value, 200 Shares Authorized; 100 Shares Issued and Outstanding	500
Additional Paid-In Capital	41,350
Retained Earnings	251,690
TOTAL STOCKHOLDERS' EQUITY	293,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$15,968,910

The accompanying notes are an integral part of these financial statements.

KINGS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Clearing Income	$2,827,698
Interest and Dividend Income	186,482
Other Income	556,835
TOTAL REVENUES	3,571,015
EXPENSES:	
Cost of Services	719,765
Employee Compensation and Benefits	901,260
Communications and Data Service	159,656
Depreciation and Amortization	704,655
Interest Expense	431,300
Other Expenses	1,433,139
TOTAL EXPENSES	4,349,775
NET LOSS	$(778,760)

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

BEGINNING BALANCE - January 1, 2003	$14,400,000
Reclassification of subordinated notes	260,000
ENDING BALANCE - December 31, 2003	$14,140,000

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(778,760)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	704,655
Deferred Taxes	(1,762)
Changes in operating assets and liabilities:	
Cash Segregated Under Federal Regulations	17,868,969
Due from Customers	418,331
Due from Non-Customers	11,811,477
Receivable from Stockholders	3,720,322
Securities Owned at Market Value	(471,959)
Other Assets	(3,852)
Payable to Brokers and Dealers and Clearing Organizations	(9,730,785)
Payable to Affiliated Broker-Dealer	(5,310,407)
Payable to Customers	(17,462,514)
Payable to Non-Customers	(1,118,416)
Accounts Payable, Accrued Expenses and Other Liabilities	(353,837)
TOTAL ADJUSTMENTS	70,222
NET CASH USED BY OPERATING ACTIVITIES	(708,538)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Acquisition of Property and Equipment	(93,191)
CASH FLOWS USED IN FINANCING ACTIVITIES	(93,191)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(801,729)
CASH AND CASH EQUIVALENTS - Beginning	3,482,552
CASH AND CASH EQUIVALENTS - Ending	$2,680,823
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid During the Year for:	
Interest	$646,950
Income Taxes	$1,359

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

King Financial Services, Inc. (the "Company") is a broker-dealer that provided clearing services to Heartland Securities Corporation ("Heartland") through May 31, 2003. Heartland was an affiliated broker-dealer related through common ownership. In 2003 Heartland filed for bankruptcy and its business and assets were sold. As of May 31, 2003, Heartland ceased clearing through the Company.

As of June 1, 2003, the Company's business is providing brokerage and clearing services to a branch office located in Englewood Cliffs, New Jersey.

The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD").

Basis of Presentation:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's business is providing brokerage and clearing services to the branch office. The clearing income being generated is not currently sufficient to cover the Company's operating expenses, however, a monthly infusion of non refundable funds to cover expenses is being made by potential purchasers (see Note 7). In addition, the stockholders of the Company have entered into a preliminary agreement to sell the Company to the owners of the branch office (see Note 7). There is no assurance that the owners of the branch office will complete the purchase of the Company nor that they will continue funding the Company's operations. The Company's continuation as a going concern is dependent on the outcome of this uncertainty.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by both the straight line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the term of the related lease or life of the asset, whichever is shorter.

Income Taxes

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred income taxes have been determined using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

This method also allows for the recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes, but will be deductible in future periods for income tax purposes. The temporary differences in these financial statements relate primarily to net operating loss carryforwards. A valuation allowance is provided for deferred tax assets if it is uncertain as to the future realization of these benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of approximately $1,100,000 has been segregated in special reserve bank account for the exclusive benefit of customers and an introducing affiliated broker-dealer, respectively, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Amount	Estimated Useful Lives
Computer Software	$1,394,448	3 Years
Computer Equipment	965,857	5 Years
Furniture and Fixtures	38,640	7 Years
Office Equipment	71,959	5 Years
Leasehold Improvements	138,401	Terms of Leases
Less: Accumulated Depreciation and Amortization	(1,471,190)	
TOTAL	$1,138,115	

For the year ending December 31, 2003, depreciation and amortization expense amounted to $704,655.

NOTE 4 - SUBORDINATED BORROWINGS

Subordinated borrowings represent loans from stockholders and consist of the following:

Due Date	Interest Rate	Amount
April 2004	-0-	$2,000,000
April 2004	-0-	2,000,000
April 2004	-0-	2,000,000
May 2005	-0-	140,000
May 2006	-0-	8,000,000
		$14,140,000

These loans qualify as additional capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2003 subordinated borrowings in the amounts of $260,000 were reclassified as notes payable. Interest expense of $431,300 was incurred on these notes during the year ended December 31, 2003.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

The Company had an agreement with a broker, which is an affiliated broker-dealer related through common ownership, to clear customer transactions on a fully disclosed basis and also to clear proprietary transactions. In connection with this agreement the Company received a fee of $450,000 per month for the clearing services performed. Either party upon sixty days prior written notice to the other may terminate the agreement. The agreement was terminated in June 2003. During the year ended December 31, 2003, the Company's clearing income of $2,700,000 was from an affiliated broker dealer.

At December 31, 2003, amounts due to non-customers of $656 are to entities controlled by certain stockholders.

During the year ended December 31, 2003, a stockholder acted as legal counsel to the Company and received $36,000 in fees.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(K) saving plan, which allows substantially all of its full-time employees to defer up to 15% of their salary, subject to the Internal Revenue Service limits. Under the plan, the Company may elect to make a matching contribution as well as an annual discretionary contribution. The Company made no contributions during 2003.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into non-cancellable operating leases for office and other space at three locations, expiring through August 31, 2006. The minimum annual rental commitments under these leases are as follows:

Year Ending December 31	
2004	$141,000
2005	120,000
2006	51,500
	$312,500

Minimum rentals are exclusive of adjustments for real estate taxes and other costs. Rent expense for the year ended December 31, 2003 amounted to $151,107 .

The company's affiliated broker-dealer, an officer and certain stockholders of the Company were parties to a lawsuit by the SEC, which was settled on February 6, 2003. While the Company was not named in the lawsuit, nor a party to the settlement, certain officers and stockholders were affected. The settlement required that the President of the Company resign. The officer and certain stockholders of the Company have complied with the settlement requirements.

The Company is a defendant in a legal action arising in the ordinary course of business. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on the company's financial position.

On October 13, 2003, the Company received a Letter of Caution from the NASD alleging certain deficiencies in the Company's compliance with the Rules and Regulations of the NASD. The Company has responded to the NASD and agreed to correct the alleged deficiencies.

In 2003 the stockholders of the Company entered into a preliminary agreement to sell the Company. The preliminary agreement called for the purchaser to acquire stock in the Company for $2,000,000 and for the Company to buyback the stock of the current owners for $3,000,000. In addition, the purchasers would provide a capital infusion sufficient to pay the $14,400,000 borrowings from the current stockholders. The preliminary agreement expired and is being renewed on a month-to-month basis.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

As described in Note 1, the Company is not generating sufficient revenues to cover its operating expense. The proposed purchasers have been funding the deficit on a month to month basis.

There is no legal obligation for the proposed purchaser to complete the purchase of the stock of the Company nor to continue funding the Company's operating deficit.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities whose counter parties consist of registered brokers or dealers. In the event, counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

The Company has cash balances in banks in excess of the maximum amount insured by the Federal Deposit Insurance Corporation as of December 31, 2003.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $12,810,856 which was $12,560,856 in excess of its required net capital of $250,000. The Company's net capital ratio was .04 to 1.

NOTE 10 - INCOME TAXES

Income tax benefit has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2003 are as follows:

Current:	
Federal	$ -0-
State	-0-
Deferred Tax Expense (benefit)	(272,566)
Valuation Allowance	272,566
Income Tax Expense	$ -0-

The deferred tax benefits have been offset in total by valuation allowances.

KING FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
SCHEDULE 1

NET CAPITAL	
Total Stockholders' Equity	$293,540
Add: Subordinated Liabilities Allowable for Net Capital	14,140,000
Total Capital and Subordinated Liabilities Allowable for Net Capital	14,433,540
DEDUCTIONS AND CHARGES	
Property and Equipment, Net	1,138,115
Other Assets	360,814
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	12,934,611
HAIRCUTS ON SECURITIES	
Marketable Securities	123,755
NET CAPITAL	12,810,856
AGGREGATE INDEBTEDNESS	
Payable to Brokers and Dealers and Clearing Organization	11,952
Payable to customers and Non-Customers	993,799
Accounts Payable, Accrued Expenses and Other Liabilities	529,619
Less:	
Adjustments for Deposits in Special Reserve Accounts	997,289
TOTAL AGGREGATE INDEBTEDNESS	538,081
MINIMUM CAPITAL REQUIRED	250,000
EXCESS NET CAPITAL OVER MINIMUM REQUIRED	$12,560,856
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2003.

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGES COMMISSION
DECEMBER 31, 2003

SCHEDULE II

	Credits	Debits
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$1,030,747	
Other Credits	1,122	
Total Credits	1,031,869	
Debit Balances in Customers' Accounts Excluding Unsecured Accounts		
Securities Borrowed and Customers' Securities Failed to Deliver		$34,581
TOTAL	1,031,869	$34,581
Excess Credits Over Debits	997,288	
Balance in Reserve Account as of December 31, 2003	1,100,000	
Balance in Reserve Account as of January 2, 2004	$1,200,000	

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2003.

See Independent Auditors' Report.

KING FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

SCHEDULE III

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

None

See Independent Auditors' Report.

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
King Financial Services, Inc.

In planning and performing our audit of the financial statements of KING FINANCIAL SERVICES, INC. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
February 18, 2003.